                                                                     EXHIBIT 99

                          FORWARD-LOOKING STATEMENTS

  The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management.

  Dependence on Others: The Registrant's present growth strategy for development of additional lodging and senior living facilities entails entering into and maintaining various arrangements with present and future property owners, including Host Marriott Corporation and New World Development Company Limited. There can be no assurance that any of the Registrant's current strategic arrangements will be continued, or that the Registrant will be able to enter into future collaborations.

  Contract Terms for New Units: The terms of the operating contracts, distribution agreements, franchise agreements and leases for each of the Registrant's lodging facilities, senior living communities, and distribution service units are influenced by contract terms offered by the Registrant's competitors at the time such agreements are entered into. Accordingly, there can be no assurance that contracts entered into or renewed in the future will be on terms that are as favorable to the Registrant as those under existing agreements.

  Competition: The profitability of hotels, vacation timeshare resorts, senior living communities and distribution centers operated by the Registrant is subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for hotel rooms, vacation timeshare resorts, senior living facilities and distribution services, and other factors. The Registrant generally operates in markets that contain numerous competitors and the continued success of the Registrant will be dependent, in large part, upon the Registrant's ability to compete in such areas as access, location, quality of accommodations, amenities, specialized services, cost containment and, to a lesser extent, the quality and scope of food and beverage services and facilities.

  Supply and Demand: During the 1980s, construction of lodging facilities in the United States resulted in an excess supply of available rooms, and the oversupply had an adverse effect on occupancy levels and room rates in the industry. Although industry conditions have improved, the lodging industry may be adversely affected in the future by (i) supply additions, (ii) international, national and regional economic conditions, (iii) changes in travel patterns, (iv) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, and (v) the availability of capital. The Registrant's timeshare and senior living service businesses are also subject to the same or similar uncertainties and, accordingly, there can be no assurance that the present level of demand for timeshare intervals and senior living communities will continue, or that there will not be an increase in the supply of competitive units, which could reduce the prices at which the Registrant is able to sell or rent units.

  Effect of Acquisitions: The benefit to the Registrant of acquisitions such as RHG depends, in part, on the Company's ability to integrate the acquired businesses into existing operations. Such integrations may be more difficult, costly and time consuming than anticipated.

  Spinoff Transaction: The spin-off of the Registrant to the shareholders of Marriott International, Inc. is contingent upon receipt of the tax ruling and shareholder and regulatory approvals. While the Registrant anticipates that the ruling and approvals will be received, there can be no assurance that these may not be delayed or may contain conditions or restrictions that will reduce or delay the benefits of the transaction.